Carolina National Corporation

Carolina National Bank

2003 Annual Report

CAROLINA NATIONAL CORPORATION

Table of Contents

Dear Shareholders,

It has been twenty months since we opened the doors at Carolina National Bank. During those twenty months your bank has experienced rapid but safe growth. As of December 31, 2003 our total assets have exceeded $62 million. While we are proud of the progress we have made, we recognize that it was your support and confidence that has enabled us to grow.

We have built a team of professionals who are committed to delivering quality service to all our customers. Many of you have experienced our service first hand and we thank you for your feedback on the quality service of our team. In order to enhance our service, we will be opening our new drive thru facility and drive up ATM in mid to late April.

While we aggressively grow, we continue to not compromise credit quality for the sake of growth. We will continue to take only prudent loan risk regardless of the competitive environment.

Thank you again for your support and confidence.

Robert E. Staton, Sr. – Chairman of the Board

Roger B. Whaley – President and Chief Executive Officer

CAROLINA NATIONAL CORPORATION

Selected Financial Data

The following selected financial data for the years ended December 31, 2003 and 2002 is derived from the financial statements and other data of Carolina National Corporation (the Company). The selected financial data should be read in conjunction with the financial statements of the Company, including the accompanying notes, included elsewhere herein.

(Dollars in thousands)	2003	2002
Income Statement Data:		
Interest income	$ 1,686	$ 316
Interest expense	511	164
Net interest income	1,175	152
Provision for loan losses	676	152
Net interest income after provision for loan losses	499	-
Noninterest income	305	151
Noninterest expense	2,631	1,503
Loss before income taxes	(1,827)	(1,352)
Income tax benefit	(616)	(719)
Net loss	$ (1,211)	$ (633)
Balance Sheet Data:		
Assets	$ 62,909	$ 32,810
Earning assets	58,648	30,586
Securities [1]	3,618	5,644
Loans [2]	55,030	10,145
Allowance for loan losses	827	152
Deposits	50,646	20,152
Shareholders' equity	11,383	12,594
Per-Share Data:		
Earnings (losses) per-share	$ (0.85)	$ (0.91)
Book value (period end)	7.98	8.82

(1) All securities are held to maturity and are stated at amortized cost.

(2) Loans are stated at gross amounts before allowance for loan losses.

Forward Looking Statements

This report contains "forward-looking statements" within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." You can identify these forward-looking statements through our use of words such as "may," "will," "expect," "anticipate," "believe," "intend," "estimate," "project," "continue," or other similar words. Forward-looking statements include, but are not limited to, statements regarding our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that we are a new company with limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- our growth and our ability to maintain growth;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- the effect of interest rate changes on our level and composition of deposits, loan demand and the value of our loan collateral and securities;
- the effects of competition from other financial institutions operating in our market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with competitors that offer banking products and services by mail, telephone and computer and/or the Internet;
- failure of assumptions underlying the establishment of our allowance for loan losses, including the value of collateral securing loans; and
- loss of consumer confidence and economic disruptions resulting from terrorist activities.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

Management's Discussion and Analysis or Plan of Operation

Basis of Presentation

The following discussion should be read in conjunction with the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Annual Report. The financial information provided below has been rounded in order to simplify its presentation. However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Financial Statements, the Notes thereto and the other financial data included elsewhere in this Annual Report.

General

Carolina National Corporation (the Company) is a bank holding company headquartered in Columbia, South Carolina. Its subsidiary, Carolina National Bank and Trust Company (the Bank), opened for business on July 15, 2002. The principal business activity of the Bank is to provide banking services to domestic markets, principally in the Columbia, South Carolina metropolitan area. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation.

General - *continued*

The Company completed an initial public offering of its common stock in which it sold a total of 1,159,021 shares at $10.00 per share, and a second offering of its common stock in which it sold an additional 133,282 shares at $10.00 per share in 2002. Prior to the initial public offering, the Company sold a total of 135,000 shares at $10.00 per share to its directors and an organizer of the Bank. Proceeds of the three offerings were used to pay organizational costs and provide the initial capital for the Bank.

Results of Operations

Results of operations for the years ended December 31, 2003 and 2002 are presented separately since the Bank opened for business on July 15, 2002, resulting in only a partial year of operations.

For the year ended December 31, 2003

Net interest income for the year ended December 31, 2003 was $1,174,389. Total interest income for the year was $1,685,588 and was partially offset by interest expense of $511,199. Interest income is composed of interest and fees on loans of $1,538,196, federal funds sold of $68,845, and investment income of $78,547.

The Company's net interest spread and net interest margin were 2.17% and 2.84%, respectively, in 2003. The total yield on earning assets was 4.11%. The largest component of earning assets was loans which had a yield of 5.06%. Total interest bearing liabilities had a yield of 1.93%.

The provision for loan losses was $675,660 in 2003. The charges to the provision were primarily to maintain the allowance for loan losses at a level sufficient to cover estimated losses inherent in the loan portfolio. The provision was funded in an amount to establish and maintain the allowance at 1.50% of total loans.

Noninterest income for the year ended December 31, 2003 totaled $304,527. The largest component of noninterest income was fees of $231,499 from the origination of mortgage loans. Other operating expenses totaled $798,940 for the year ended December 31, 2003. All noninterest expenses include the cost of personnel and operations of two full service branches. Service charges on deposit accounts totaled $50,173 for the year ended December 31, 2003.

Noninterest expense for the year ended December 31, 2003 totaled $2,630,542. Salaries and employee benefits, the largest component of noninterest expense, totaled $1,487,052 for the year. Other operating expenses totaled $798,940 for the year.

The Company's net loss for the year ended December 31, 2003 was $1,211,112. The net loss for the period is after the recognition of an income tax benefit of $616,174. The income tax benefit was based on an effective tax rate of34%.

For the year ended December 31, 2002

Net interest income for the year ended December 31, 2002 was $152,155. Total interest income for the period was $316,350 and was partially offset by interest expense of $164,195. Interest income is composed of interest and fees on loans of $141,281, federal funds sold of $124,340, investment income of $34,363, and interest earned on escrowed funds of $16,366.

The Company's net interest spread and net interest margin were (.18%) and .54%, respectively, in 2002. The net interest spread and net interest margin calculations exclude interest income earned on escrow accounts during the pre-opening period from January 1, 2002 to July 14, 2002. The largest component of average earning assets was federal funds.

The provision for loan losses was $152,000 in 2002. The charges to the provision were primarily to begin to establish the allowance for loan losses at a level management believes will be sufficient to cover estimated losses inherent in the loan portfolio.

Noninterest income for the year ended December 31, 2002 totaled $150,703. The largest component of noninterest income was fees of $139,363 from the origination of mortgage loans. Service charges on deposit accounts totaled $4,921 for the year ended December 31, 2002.

Noninterest expense for the year ended December 31, 2002 totaled $1,502,863. Noninterest expenses included $1,212,496 in pre-opening expenses. Salaries and employee benefits totaled $834,306 for the period. Salaries included the cost of key personnel employed during the organizational period. Other operating expenses totaled $463,327 for the period. These expenses included costs associated with the first year of operations of the Bank.

The Company's net loss for the year ended December 31, 2002 was $632,504. The net loss for the period is after the recognition of an income tax benefit of $719,501 for the period. The income tax benefit was based on an effective tax rate of 34%. The benefit was based on all expenses since the Company's inception. As stated earlier, the net loss includes pre-opening expenses of $1,212,496.

Net Interest Income

General. The largest component of the Company's net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on the Company's interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents the Company's net interest margin.

Net Interest Income - *continued*

Average Balances, Income and Expenses and Rates. The following tables set forth, for the period indicated, information related to the Company's average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities and are then annualized. Average balances have been derived from the daily balances throughout the periods indicated. 2002 amounts exclude pre-opening activities for the period January 1, 2002 to July 14, 2002.

	For the year ended December 31, 2003			For the year ended December 31, 2002		
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate[1]
Assets:						
Earning Assets:						
Loans [2]	$ 30,412	$ 1,538	5.06%	$ 4,653	$ 141	6.56%
Securities, taxable	4,294	78	1.82	3,184	35	7.33
Federal funds sold and other	6,281	69	1.10	17,356	124	1.55
Total earning assets	40,987	1,685	4.11	25,193	300	2.57
Cash and due from banks	982			828		
Premises and equipment	533			439		
Other assets	1,131			129		
Allowance for loan losses	(436)			(57)		
Total assets	$ 43,197			$ 26,532		
Liabilities:						
Interest-Bearing Liabilities:						
Federal funds purchased	$ 54	$ 1	1.85%	$ -	$ -	- %
Interest-bearing transaction accounts	3,887	10	0.26	1,054	3	0.59
Savings deposits	9,589	133	1.39	3,046	25	1.78
Time deposits	12,953	367	2.83	8,803	136	3.34
Total interest-bearing liabilities	26,483	511	1.93	12,903	164	2.75
Demand deposits	4,719			1,427		
Accrued interest and other liabilities	113			382		
Shareholders' equity	11,882			11,820		
Total liabilities and shareholders' equity	$ 43,197			$ 26,532		
Net interest spread			2.18%			(.18)%
Net interest income		$ 1,174			$ 136	
Net interest margin [3]			2.86%			.54%

----

(1) Annualized.

(2) There were no loans in nonaccrual status in 2003 or 2002. The effect of fees collected on loans in 2003 totaling $51,052 increased the annualized yield on loans by 0.17% from 4.89%. The effect on the annualized yield on earning assets in 2003 was an increase of 0.12% from 3.99%. The effect on net interest spread and net interest margin in 2003 was an increase of 0.12% and 0.12% from 2.06% and 2.74%, respectively.

(3) Net interest income divided by average earning assets. Note: The 2002 calculation excludes interest income earned on escrow accounts and interest expense on borrowed funds during pre-opening period (February 14, 2000 to July 14, 2002). If such information had been included, the net margin for 2002 would have been 0.60%

Net Interest Income - *continued*

Analysis of Changes in Net Interest Income. Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table reflects the extent to which changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume) and (iii) changes in rate/volume (change in rate multiplied by the change in volume) is provided as follows:

	2003 compared to 2002			
	Due to increase (decrease) in			
(Dollars in thousands)	Volume [1]	Rate [1]	Volume/Rate	Total
Interest income:				
Loans	$ 1,854	$ (32)	$ (425)	$ 1,397
Securities, taxable	257	(26)	(188)	43
Federal funds sold and other	8	(36)	(27)	(55)
Total interest income	2,119	(94)	(640)	1,385
Interest expense:				
Interest-bearing deposits	564	(49)	(169)	346
Short-term borrowings	-	-	1	1
Total interest expense	564	(49)	(168)	347
Net interest income	$ 1,555	$ (45)	$ (472)	$ 1,038

[1] Volume-rate changes have been allocated to each category based on a consistent basis between rate and volume.

Interest Sensitivity. The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. The principal monitoring technique employed by the Company is the measurement of the Company's interest sensitivity "gap", which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

Net Interest Income - *continued*

The following table sets forth the Company's interest rate sensitivity at December 31, 2003.

Interest Sensitivity Analysis

(Dollars in thousands)	Within Three Months	After Three Through Twelve Months	One through five years	Greater Than Five Years	Total
Assets					
Earning Assets:					
Loans	$ 37,954	$ 592	$ 16,023	$ 461	$ 55,030
Investment securities	3,618	-	-	-	3,618
Total earning assets	41,572	592	16,023	461	58,648
Liabilities					
Interest-bearing liabilities:					
Federal funds purchased	533	-	-	-	533
Interest-bearing deposits:					
Demand deposits	4,829	-	-	-	4,829
Savings deposits	18,100	-	-	-	18,100
Time deposits	2,222	15,790	2,207	-	20,219
Total interest-bearing liabilities	25,684	15,790	2,207	-	43,681
Period gap	$ 15,888	$ (15,198)	$ 13,816	$ 461	$ 14,967
Cumulative gap	$ 15,888	$ 690	$ 14,506	$ 14,967	$ 14,967
Ratio of cumulative gap to total earning assets	27. 09%	1.18%	24.73%	25.52 %	25.52 %

The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Overnight federal funds are reflected at the earliest pricing interval due to the immediately available nature of the instruments. Debt securities are reflected at each instrument's ultimate maturity date. Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date. Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point. Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements which give the Company the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity date.

Net Interest Income - *continued*

The Company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when it is liability-sensitive. The Company is cumulatively asset sensitive over all periods. However, the Company's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

General. The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. On a quarterly basis, the Company's Board of Directors reviews and approves the appropriate level for the Company's allowance for loan losses based upon management's recommendations, the results of the internal monitoring and reporting system, and an analysis of economic conditions in its market. The objective of management has been to fund the allowance for loan losses at approximately 1.50% of total loans outstanding until a history is established.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on the Company's income statement, are made periodically to maintain the allowance at an appropriate level based on management's analysis of the estimated losses inherent in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

The Company's allowance for loan losses is based upon judgments and assumptions about risk elements in the portfolio, future economic conditions, and other factors affecting borrowers. The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. In addition, management monitors the overall portfolio quality through observable trends in delinquencies, charge-offs, and general and economic conditions in the service area. The adequacy of the allowance for loan losses and the effectiveness of the Company's monitoring and analysis system are also reviewed periodically by the banking regulators and the Company's independent auditors.

Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio. Management's judgment about the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be accurate. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. The Company does not allocate the allowance for loan losses to specific categories of loans but evaluates the adequacy on an overall portfolio basis utilizing a risk grading system.

The following table sets forth certain information with respect to the Company's allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2003 and 2002.

Allowance for Loan Losses

(Dollars in thousands)	2003	2002
Total loans outstanding at end of period	$ 55,030	$ 10,145
Average loans outstanding	$ 30,412	$ 4,653
Balance of allowance for loan losses at beginning of year	$ 152	$ -
Net loan losses	1	-
Provision for loan losses	676	152
Balance of allowance for loan losses at end of year	$ 827	$ 152
Allowance for loan losses to period end loans	1.50%	1.50%

Nonperforming Assets

Nonperforming Assets. There were no nonaccrual loans, loans past due 90 days or more and still accruing interest, or restructured loans at December 31, 2003 or 2002.

The Company's policy with respect to nonperforming assets is as follows. Accrual of interest will be discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan will generally be placed in nonaccrual status when it becomes 90 days or more past due unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid will be reversed and deducted from current earnings as a reduction of reported interest income. No additional interest will be accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual writedown or charge-off of the principal balance of the loan which would necessitate additional charges to earnings.

Potential Problem Loans. Potential problem loans are loans that are not included in impaired loans (nonaccrual loans or loans past due 90 days or more and still accruing), but about which management has become aware of information about possible credit problems of the borrowers that causes doubt about their ability to comply with current repayment terms. At December 31, 2003, the Company had not identified any criticized or classified loans through its internal review mechanisms. The results of this internal review process are considered in determining management's assessment of the adequacy of the allowance for loan losses. However, based on the prior experience of management and other new banks, the Company has established the overall objective to maintain the allowance for loan losses at 1.50% of total loans to provide for the risk of loss inherent in the loan portfolio.

Noninterest Income and Expense

Noninterest Income. The largest component of noninterest income was mortgage origination fees which totaled $231,499 for the year ended December 31, 2003 and $139,363 for the year ended December 31, 2002.

The following table sets forth the principal components of noninterest income for the year ended December 31, 2003 and 2002.

(Dollars in thousands)	2003	2002
Mortgage origination fees	$ 232	$ 139
Service charges on deposit accounts	50	5
Other income	23	7
Total noninterest income	$ 305	$ 151

Noninterest Expense. Salaries and employee benefits comprised the largest component of noninterest expense which totaled $1,487,052 and $834,306 for the years ended December 31, 2003 and 2002, respectively. Other operating expenses totaled $798,940 and $463,327 for the years ended December 31, 2003 and 2002, respectively.

Noninterest Income and Expense - *continued*

The following table sets forth the primary components of noninterest expense for the years ended December 31, 2003, 2002 and 2001.

(Dollars in thousands)	2003	2002
Salaries and employee benefits	$ 1,487	$ 834
Net occupancy expense	224	151
Advertising and marketing expense	105	138
Office supplies, forms, and stationery	43	51
Data processing	162	24
Professional fees	140	100
Furniture and equipment expense	121	54
Telephone	29	20
Legal expense for loan closings	64	24
Postage	14	11
Other	242	96
Total noninterest expense	$ 2,631	$ 1,503

Earning Assets

Loans. Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets. Loans also entail greater credit and liquidity risks than most of the Company's investment securities and short-term investments, which management attempts to control and counterbalance. Loans averaged $30,411,722 in 2003 and $4,653,000 in 2002. At December 31, 2003 and 2002, total loans were $55,030,473 and $10,144,579, respectively.

The following table sets forth the composition of the loan portfolio by category at December 31, 2003 and 2002 and highlights the Company's general emphasis on mortgage lending

Composition of Loan Portfolio

December 31,	2003		2002	
(Dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total
Commercial and industrial	$ 9,680	17.59%	$ 2,418	23.83%
Real estate:				
Mortgage-residential	28,368	51.55	4,792	47.24
Mortgage-nonresidential	15,252	27.72	2,734	26.95
Consumer	1,730	3.14	201	1.98
Total loans	55,030	100.00%	10,145	100.00%
Allowance for loan losses	827		152	
Net loans	$ 54,203		$ 9,993	

The largest component of loans in the Company's loan portfolio is real estate mortgage loans. At December 31, 2003 real estate mortgage loans totaled $43.6 million and represented 79.27% of the total loan portfolio. At December 31, 2002, real estate mortgage loans totaled $7.5 million and represented 74.19% of the total loan portfolio.

Earning Assets - *continued*

In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than a loan for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in the Company's market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

Residential mortgage loans totaled $28.4 million and $4.8 million at December 31, 2003 and 2002, respectively. Residential real estate loans consist of first and second mortgages on single or multi-family residential dwellings. Nonresidential mortgage loans, which include commercial loans and other loans secured by multi-family properties and farmland, totaled $15.3 million and $2.7 million at December 31, 2003 and 2002, respectively. The demand for residential and commercial real estate loans in the Columbia market has increased due to the low interest rate environment.

Commercial and industrial loans totaled $9.7 million and $2.4 million at December 31, 2003 and 2002, respectively, and comprised 17.59% and 23.83%, respectively, of the total portfolio.

The Company's loan portfolio also includes consumer loans. At December 31, 2003, consumer loans totaled $1.7 million and represented 3.14% of the total loan portfolio. Consumer loans totaled $201,000 at December 31, 2002.

The Company's loan portfolio reflects the diversity of its market. The Company's offices are located in the Columbia, South Carolina area. The economy of the Columbia metropolitan area is significantly influenced by officers of state and federal government, a major state university, and a United States Army fort and training center as well as numerous small and mid-sized businesses. Management expects the area to remain stable with continued growth in the near future. The diversity of the economy creates opportunities for all types of lending. The Company does not engage in foreign lending.

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for the Company. The following table sets forth the Company's loans maturing within specified intervals at December 31, 2003.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

December 31, 2003 *(Dollars in thousands)*	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Commercial and industrial	$ 2,212	$ 4,994	$ 2,474	$ 9,680
Real estate	6,954	23,916	12,750	43,620
Consumer and other	500	1,042	188	1,730
	$ 9,666	$ 29,952	$ 15,412	$ 55,030
Loans maturing after one year with:				
Fixed interest rates				$ 16,427
Floating interest rates				28,937
				$ 45,364

The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio shown in the above table.

Earning Assets - *continued*

Investment Securities. The investment securities portfolio is also a component of the Company's total earning assets. Total securities averaged $3,988,338 in 2003 and $4,521,018 in 2002. At December 31, 2003 and 2002, the total securities portfolio was $3,617,631 and $5,643,601, respectively. All securities were designated as held to maturity and were recorded at their cost.

The following table sets forth the fair value of the securities held by theCompany at December 31, 2003 and 2002.

Fair Value of Securities

December 31, *(Dollars in thousands)*	2003	2002
U.S. government agencies	$ 3,306	$ 5,378
Nonmarketable equity securities	316	271
Total investment securities	$ 3,622	$ 5,649

The following table sets forth the scheduled maturities and average yields of securities held to maturity at December 31, 2003.

Investment Securities Maturity Distribution and Yields

December 31, 2003 *(Dollars in thousands)*	One Year or Less	
	Amount	Yield
U.S. government agencies	$ 3,302	1.58%

Nonmarketable equity securities totaled $315,500 and $270,550 and had a yield of 5.59% and 6.00% at December 31, 2003 and 2002, respectively.

Other attributes of the securities portfolio, including yields and maturities, are discussed above in "---Net Interest Income--- Interest Sensitivity."

Short-Term Investments. Short-term investments, which consist primarily of federal funds sold, averaged $6,281,072 in 2003 and $17,356,355 in 2002. At December 31, 2003, there were no short-term investments. At December 31, 2002, short-term investments totaled $14,798,000. These funds are an important source of the Company's liquidity. Federal funds are generally invested in an earning capacity on an overnight basis. The significant balance in short-term investments in 2002 was partially attributable to the investment in federal funds sold as a result of excess funds from the Company's recently completed stock offerings.

Deposits

Average interest-bearing liabilities totaled $26,482,836 in 2003 and $12,903,115 in 2002.

Deposits. Average total deposits totaled $31,148,323 during 2003 and $14,330,142 in 2002. At December 31, 2003 and 2002, total deposits were $50,645,656 and $20,151,627, respectively.

Deposits - *continued*

The following table sets forth the deposits of the Company by category as of December 31, 2003 and 2002.

Deposits

December 31,	2003		2002	
(Dollars in thousands)	Amount	Percent of Deposits	Amount	Percent of Deposits
Demand deposit accounts	$ 7,498	15%	$ 2,246	11%
NOW accounts	4,829	10	1,947	10
Savings accounts	18,100	36	4,825	24
Time deposits less than $100	13,428	26	7,204	36
Time deposits of $100 or over	6,791	13	3,930	19
Total deposits	$ 50,646	100%	$ 20,152	100%

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits were $43,855,091 at December 31, 2003 and $16,221,647 at December 31, 2002.

Deposits, and particularly core deposits, have been a primary source of funding and have enabled the Company to meet successfully both its short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be the Company's primary source of funding in the future. The Company's loan-to-deposit ratio was 109% at December 31, 2003 and 50.34% at December 31, 2002. The maturity distribution of the Company's time deposits over $100,000 at December 31, 2003, is set forth in the following table:

Maturities of Certificates of Deposit of $100,000 or More

(Dollars in thousands)	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
Certificates of deposit of $100 or more	$ 504	$ 207	$ 5,578	$ 502	$ 6,791

Approximately 7% of the Company's time deposits over $100,000 had scheduled maturities within three months, and 93% had maturities within twelve months. Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits.

Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Capital - *continued*

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital of the Bank consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. The Bank's Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 capital and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

The Bank exceeded the regulatory capital requirements at December 31, 2003 and 2002 as set forth in the following table.

Analysis of Capital and Capital Ratios

December 31, *(Dollars in thousands)*	2003	2002
Tier 1 capital	$ 7,314	$ 7,163
Tier 2 capital	705	152
Total qualifying capital	$ 8,019	$ 7,315
Risk-adjusted total assets (including off-balance-sheet exposures)	$ 56,310	$ 17,082
Tier 1 risk-based capital ratio	12.99%	41.93%
Total risk-based capital ratio	14.24%	42.82%
Tier 1 leverage ratio	14.33%	23.18%

Because the Bank is growing rapidly and has not yet become profitable, the Bank expectsthat it will need additional capital or it will need to restrict its growth in 2004. The Company expects to be able to provide additional capital to the Bank by borrowing funds and/or selling equity.

Off-Balance Sheet Risk

Through its operations, the Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank's customers at predetermined interest rates for a specified period of time. At December 31, 2003, the Bank had issued commitments to extend credit of $16,768,802 through various types of commercial lending arrangements. Approximately $15,946,731 of these commitments to extend credit had variable rates.

The following table sets forth the length of time until maturity for unused commitments to extend credit at December 31, 2003.

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$ 276	$ 366	$ 2,096	$ 2,738	$ 14,031	$ 16,769
Standby letters of credit	-	10	-	-	-	10
	$ 276	$ 376	$ 2,096	$ 2,738	$ 14,031	$ 16,779

The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

Return on Equity and Assets

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average daily equity), and equity to assets ratio (average daily equity divided by average total assets) for the period indicated. Since its inception, the Company has not paid cash dividends.

	2003	2002
Return on average assets	(2.81%)	(2.38%)
Return on average equity	(10.19%)	(5.35%)
Equity to assets ratio	27.51%	44.55%

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Its significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2003, included in this Annual Report to Shareholders, and as filed with the Company's annual report on Form 10-KSB. Certain accounting policies involve significant judgments and assumptions which have a material impact on the carrying value of certain assets and liabilities. These accounting policies are considered to be critical accounting policies. The judgments and assumptions used are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and results of operations.

Management believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of the consolidated financial statements. Refer to the portion of this discussion that addresses the allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Liquidity Management

Liquidity management involves monitoring the Company's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. The Company also has the ability to obtain funds from various financial institutions should the need arise.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Bank are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Bank's performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Elliott Davis

Elliott Davis, LLC
Advisors-CPAs-Consultants
1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

Phone 803.256.0002
Fax 803.254.4724

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carolina National Corporation
Columbia, South Carolina

We have audited the accompanying consolidated balance sheets of Carolina National Corporation as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina National Corporation, as of December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
January 15, 2004

CAROLINA NATIONAL CORPORATION

Consolidated Balance Sheets

	December 31, 2003	December 31, 2002
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 2,459,441	$ 970,326
Federal funds sold	-	14,798,000
Total cash and cash equivalents	2,459,441	15,768,326
Investment securities:		
Securities held to maturity (fair value of $3,306,188 and $5,377,718 at December 31, 2003 and 2002, respectively)	3,302,131	5,373,101
Nonmarketable equity securities	315,500	270,500
Total investment securities	3,617,631	5,643,601
Loans receivable	55,030,473	10,144,579
Less allowance for loan losses	826,593	152,000
Loans, net	54,203,880	9,992,579
Premises, furniture and equipment, net	497,442	514,384
Accrued interest receivable	217,064	103,023
Deferred tax asset	1,341,864	719,501
Other assets	571,863	68,892
Total assets	$ 62,909,185	$ 32,810,306
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 7,498,008	$ 2,245,732
Interest-bearing transaction accounts	4,829,484	1,947,377
Savings and money market	18,099,415	4,824,965
Time deposits $100,000 and over	6,790,565	3,929,980
Other time deposits	13,428,184	7,203,573
Total deposits	50,645,656	20,151,627
Federal funds purchased	533,000	-
Accrued interest payable	97,181	19,892
Other liabilities	250,583	44,910
Total liabilities	51,526,420	20,216,429
Commitments and contingencies (Notes 9 and 11)		
Shareholders' equity:		
Preferred stock, 10,000,000 shares authorized, none issued	-	-
Common stock, no par value, 20,000,000 shares authorized; 1,427,303 shares issued at December 31, 2003 and 2002	13,994,796	13,994,796
Retained deficit	(2,612,031)	(1,400,919)
Total shareholders' equity	11,382,765	12,593,877
Total liabilities and shareholders' equity	$ 62,909,185	$ 32,810,306

The accompanying notes are an integral part of the consolidated financial statements.

CAROLINA NATIONAL CORPORATION

Consolidated Statements of Operations
For the years ended December 31, 2003 and 2002

	2003	2002
Interest income:		
Loans, including fees	$ 1,538,196	$ 141,281
Investment securities:		
Escrow interest	-	16,366
Taxable	61,469	26,938
Nonmarketable equity securities	17,078	7,425
Federal funds sold	68,845	124,340
Total	1,685,588	316,350
Interest expense:		
Time deposits $100,000 and over	131,289	48,537
Other deposits	379,118	115,658
Federal funds purchased	792	-
Total	511,199	164,195
Net interest income	1,174,389	152,155
Provision for loan losses	675,660	152,000
Net interest income after provision for loan losses	498,729	155
Noninterest income:		
Service charges on deposit accounts	50,173	4,921
Residential mortgage origination fees	231,499	139,363
Other	22,855	6,419
Total noninterest income	304,527	150,703
Noninterest expenses:		
Salaries and employee benefits	1,487,052	834,306
Net occupancy	223,734	151,405
Furniture and equipment	120,816	53,825
Other operating	798,940	463,327
Total noninterest expense	2,630,542	1,502,863
Loss before income taxes	(1,827,286)	(1,352,005)
Income tax benefit	(616,174)	(719,501)
Net loss	$ (1,211,112)	$ (632,504)
Earnings per share		
Basic loss per share	$ (0.85)	$ (0.91)
Diluted loss per share	$ (0.85)	$ (0.91)
Average shares outstanding	1,427,303	693,427

The accompanying notes are an integral part of the consolidated financial statements.

CAROLINA NATIONAL CORPORATION

Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2003 and 2002

	Common Stock		Unearned stock compensation	Retained deficit	Total
	Shares	Amount			
Balance, December 31, 2001	85,330	$ 860,000	$ (6,700)	$ (768,415)	$ 84,885
Proceeds from sale of stock	1,341,303	13,413,030			13,413,030
Stock issuance costs		(278,234)			(278,234)
Net loss				(632,504)	(632,504)
Earned stock compensation	670		6,700		6,700
Balance, December 31, 2002	1,427,303	13,994,796	-	(1,400,919)	12,593,877
Net loss				(1,211,112)	(1,211,112)
Balance, December 31, 2003	1,427,303	$ 13,994,796	$ -	$ (2,612,031)	$ 11,382,765

The accompanying notes are an integral part of the consolidated financial statements.

CAROLINA NATIONAL CORPORATION

Consolidated Statements of Cash Flows
For the years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (1,211,112)	$ (632,504)
Adjustments to reconcile net loss to net cash used by operating activities:		
Provision for loan losses	675,660	152,000
Depreciation and amortization expense	109,751	40,705
Discount accretion and premium amortization	70,790	7,711
Deferred income tax benefit	(616,174)	(719,501)
Increase in accrued interest receivable	(114,041)	(103,023)
Increase in accrued interest payable	77,289	19,892
Increase in other assets	(502,971)	(19,495)
Increase (decrease) in other liabilities	199,664	(27,589)
Net cash used by operating activities	(1,311,144)	(1,281,804)
Cash flows from investing activities:		
Purchases of securities held to maturity	-	(8,680,812)
Purchases of nonmarketable equity securities	(45,000)	(270,500)
Calls of securities held to maturity	2,000,000	3,300,000
Net increase in loans	(44,886,963)	(10,144,579)
Purchase of premises, furniture and equipment	(92,807)	(550,529)
Net cash used by investing activities	(43,024,770)	(16,346,420)
Cash flows from financing activities:		
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	21,408,833	11,133,553
Net increase in certificates of deposit and other time deposits	9,085,196	9,018,074
Increase in federal funds purchased	533,000	-
Issuance of common stock, net of direct costs	-	13,134,796
Earned deferred stock compensation	-	6,700
Net cash provided by financing activities	31,027,029	33,293,123
Net increase (decrease) in cash and cash equivalents	(13,308,885)	15,664,899
Cash and cash equivalents, beginning of year	15,768,326	103,427
Cash and cash equivalents, end of year	$ 2,459,441	$ 15,768,326

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Carolina National Corporation (the Company) was incorporated on February 14, 2000, to be a bank holding company for Carolina National Bank & Trust Company (the Bank). Carolina National Bank & Trust Company commenced business on July 15, 2002. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Richland County, South Carolina. The Bank is chartered under the National Bank Act, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Management's Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Significant Group Concentrations of Credit Risk - Most of the Company's activities are with customers located within the Columbia, South Carolina metropolitan area. The types of securities in which the Company invests are discussed in Note 3. The types of lending in which the Company engages are discussed in Note 4. The Company does not have any significant concentrations to any one industry or customer.

Securities Held to Maturity - Investment securities are stated at cost, adjusted for amortization of premium and accretion of discount computed by the straight-line method. The Company has the ability and management has the intent to hold investment securities to maturity. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The Company does not actively trade securities and has no securities classified as available for sale at December 31, 2003.

Nonmarketable Equity Securities - Nonmarketable equity securities include the cost of the Company's investment in the stock of the Federal Reserve Bank of Richmond and the Federal Home Loan Bank of Atlanta. The stocks have no quoted market value and no ready market exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At December 31, 2003 and 2002, the Company's investment in Federal Home Loan Bank stock was $45,500 and $500, respectively. The investment in Federal Reserve Bank stock totaled $270,000 at December 31, 2003 and 2002. Dividends received on these stocks are included as a separate component of interest income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Loans receivable - Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned. Fees earned on loans are amortized over the life of the loan.

When serious doubt exists as to the collectibility of a loan or when a loan becomes 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

The Company identifies impaired loans through its normal internal loan review process. Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. At December 31, 2003, management has determined that the Company had no impaired loans.

Allowance for Loan Losses - An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. While the allowance is based upon current and future economic conditions which may affect the borrowers' ability to pay and the underlying collateral value of the loans, it is primarily based on 1.50% of outstanding loans until a history is established. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries of loans previously charged off are added to the allowance.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for furniture and equipment of 5 to 10 years. Leasehold improvements are amortized over the life of the lease. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Residential Loan Origination Fees - The Company offers residential loan origination service to its customers in its immediate market area. The loans are offered on terms and prices offered by the Company's correspondents and are closed in the name of the correspondents. The Company receives fees for services it provides in conjunction with the origination services it provides. The fees are recognized at the time the loans are closed by the Company's correspondent.

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and net operating loss carryforwards.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expended in the period in which the direct mailings are sent. Advertising and public relations costs of $104,548 and $137,834 were included in the Company's results of operations for 2003 and 2002.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Stock-Based Compensation - The Company has a stock-based employee compensation plan which is further described in Note 13. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. In addition, the Company has outstanding stock warrants which were issued to organizers of the Bank in connection with the organization of the Bank. The following table illustrates the effect on net income (loss) and earnings (losses) per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation for both the stock options and stock warrants.

	Year Ended December 31,	
	2003	2002
Net loss, as reported	$ (1,211,112)	$ (632,504)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(296,988)	(48,164)
Pro forma net loss	$ (1,508,100)	$ (680,668)
Loss per share:		
Basic - as reported	$ (0.85)	$ (0.91)
Basic - pro forma	$ (1.06)	$ (0.98)

In calculating the pro forma disclosures, the fair value of options and warrants granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003 and 2002: dividend yield of 0 percent for each year; expected volatility of 0 percent for each year; risk-free interest rate of 4.71 percent and 3.84 present for 2003 and 2002, respectively; and expected life of 10 years for each year.

Loss Per Share - Basic loss per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive loss per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to both outstanding warrants and stock options, and are determined using the treasury stock method. Due to the net loss, the outstanding warrants and stock options are not considered common stock equivalents and therefore, dilutive loss per share is not presented.

Statement of Cash Flows - For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Interest paid on deposits and other borrowings totaled $433,910 and $164,195 for the years ended December 31, 2003 and 2002, respectively.

Income taxes paid for the years ended December 31, 2003 totaled $5,558. There were no income tax payments during the year ended December 31, 2002.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recent Accounting Pronouncements - In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure," an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Pronouncement Board ("APB") Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 were effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December15, 2002.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material effect on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements applied in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 did not have a material effect on the Company's financial position or results of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications - Certain captions and amounts in the 2002 financial statements were reclassified to conform with the 2003 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

The Company is required to maintain cash balances with The Bankers Bank to cover all cash letter transactions. At December 31, 2003, the requirement was met by the cash balance in the account.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities held to maturity were:

	Amortized	Gross Unrealized		Estimated
	Costs	Gains	Losses	Fair Value
December 31, 2003				
U.S. government agencies and corporations	$ 3,302,131	$ 4,057	$ -	$ 3,306,188
December 31, 2002				
U.S. government agencies and corporations	$ 5,373,101	$ 4,617	$ -	$ 5,377,718

There were no sales of securities in 2003 and 2002. There were no securities pledged at December 31, 2003 or 2002.

NOTE 3 - INVESTMENT SECURITIES - *continued*

The following is a summary of maturities of securities held to maturity as of December 31, 2003. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	Amortized Cost	Estimated Fair Value
Due within one year	$ 3,302,131	$ 3,306,188

There were no unrealized losses in the Company's investment portfolio at December 31, 2003.

NOTE 4 - LOANS RECEIVABLE

Major classifications of loans receivable at December 31 are summarized as follows:

	December 31,	
	2003	2002
Real estate - construction	$ 6,444,887	$ -
Real estate - mortgage	37,175,462	7,525,657
Commercial and industrial	9,680,099	2,417,829
Consumer and other	1,730,025	201,093
Total gross loans	$ 55,030,473	$ 10,144,579

Transactions in the allowance for loan losses during 2003 and 2002 are summarized below:

	2003	2002
Balance, beginning of year	$ 152,000	$ -
Provision charged to operations	675,660	152,000
Chargeoffs	(1,067)	-
Balance, end of year	$ 826,593	$ 152,000

At December 31, 2003 and 2002, the Bank had no loans in nonaccrual status, no loans past due ninety days or more and still accruing interest, and no restructured loans.

Management is not aware of any significant concentrations of loans to classes of borrowers or industries that would be affected similarly by economic conditions. Although the Company's loan portfolio is diversified, a substantial portion of its borrowers' ability to honor the terms of their loans is dependent on the economic conditions in the Columbia, South Carolina metropolitan area.

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following:

	December 31, 2003	December 31, 2002
Leasehold improvements	$ 82,870	$ 75,415
Furniture and equipment	565,027	479,674
Total	647,897	555,089
Less, accumulated depreciation	150,455	40,705
Premises, furniture and equipment, net	$ 497,442	$ 514,384

Depreciation and amortization expense was $109,751 and $40,705 for the years ended December 31, 2003 and2002, respectively.

NOTE 6 - DEPOSITS

At December 31, 2003, the scheduled maturities of certificates of deposit were as follows:

Maturing In:	Amount
2004	$ 18,011,942
2005	1,843,145
2006	252,253
2007	103,909
2008	7,500
Total	$ 20,218,749

NOTE 7 - OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2003 and 2002 are summarized below:

	2003	2002
Professional fees	$ 140,058	$ 100,018
Telephone expenses	28,995	20,015
Office supplies, stationery, and printing	43,307	50,573
Service bureau and related expenses	161,533	23,928
Advertising and public relations	104,548	137,834
Postage	14,004	11,247
Other (including pre-opening expenses)	306,495	119,712
Total	$ 798,940	$ 463,327

NOTE 8 - INCOME TAXES

Income tax expense for 2003 and 2002 is summarized as follows:

	2003	2002
Current portion		
Federal	$ -	$ -
State	922	-
Total current	922	-
Deferred	(617,096)	(719,501)
Income tax benefit	$ (616,174)	$ (719,501)

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 275,627	$ 50,290
Net operating loss carryforward	797,824	343,930
Organization and start-up costs	288,575	371,024
Loan origination costs	33,867	-
Total deferred tax assets	1,395,893	765,244
Deferred tax liabilities:		
Accumulated depreciation	59,296	45,743
Total deferred tax liabilities	59,296	45,743
Net deferred tax asset	$ 1,336,597	$ 719,501

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2003, management believes it will fully realize 100% of the Company's deferred tax asset.

The Company has a net operating loss for income tax purposes of $1,011,558 as of December 31, 2003. This net operating loss expires in the year 2022.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% for 2003 and 2002 to income before income taxes follows:

	2003	2002
Tax expense (benefit) at statutory rate	$ (616,177)	$ (651,688)
State income tax, net of federal income tax effect	(35,936)	(67,813)
Other	35,939	-
Income tax benefit	$ (616,174)	$ (719,501)

NOTE 9 - LEASES

The Company leases part of a building as its main branch location and its center of operations. The operating lease has an initial five-year term, which expires January 31, 2007, and is renewable, at the Company's option, for five five-year terms at a 10% increased monthly rental. The lease requires monthly payments of $7,289 for years 1 and 2 of the initial lease period, and $8,098 a month for the three years thereafter. The monthly payments upon the first renewal will be $8,908.

Additionally, the Company leases another building as a branch location. The operating lease has an initial ten-year, two-month term, which expires January 31, 2012. The lease requires monthly payments of $4,000 for the first five years of the initial lease period, and $4,400 a month for the remainder of the lease.

The Company also leases a plot of land one block from its main branch location. The Company intends to build a structure on this plot to serve as a drive up teller facility. The operating lease has an initial seven-year term, which expires January 31, 2010, and is renewable, at the Company's option, for three additional five-year terms at a 15% increased monthly rental for each successive lease term. The lease requires monthly payments of $2,500 for the first five years of the initial term, followed by monthly payments of $2,875 for the last two years of the term.

Rental expense under these operating lease agreements was $165,468 and $123,673 for the years ended December 31, 2003 and 2002, respectively.

Minimal future rental payments under non-cancelable operating leases having remaining terms in excess of one year, for each of the next five years in the aggregate are:

2004	$ 174,370
2005	175,180
2006	175,580
2007	90,898
2008	87,300
Thereafter	200,175
Total minimum future rental payments	$ 903,503

NOTE 10 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. As of December 31, 2003 and 2002, the Company had related party loans totaling $2,386,436 and $710,718, respectively. During 2003, advances on related party loans totaled $2,019,408, and repayments were $343,690.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

As discussed in Note 9, the Bank is in the process of constructing a drive-up teller facility. The total cost of construction is estimated to be $191,000 and is expected to be completed in the second quarter of 2004.

NOTE 12 - STOCK WARRANTS

The directors of the Company received stock warrants giving them the right to purchase two shares for every three shares they purchased in the initial offering of the Company's common stock at a price of $10 per share. The warrants vest one-third on July 15 of each of 2003, 2004 and 2005 and expire on July 15, 2012. Warrants held by directors of the Company will expire 90 days after the director ceases to be a director or officer of the Company (365 days if due to death or disability).

A summary of the status of the Company's stock warrants as of December 31, 2003 and 2002, and changes during each year is presented below:

	2003 Warrants	2002 Warrants
Outstanding at beginning of year	$ 200,555	$ -
Granted	-	200,555
Exercised	-	-
Cancelled	-	-
Outstanding at end of year	$ 200,555	$ 200,555

At December 31, 2003, 66,845 of the warrants were exercisable.

NOTE 13 - STOCK COMPENSATION PLAN

Under the terms of an employment agreement with the Company's Chief Executive Officer (CEO), stock options were granted to him as part of his compensation and benefits package. Under the agreement, the CEO was granted 64,701 stock options on July 15, 2002. These options will vest at a rate of 20% per year for five years, beginning with the grant date. The options have an exercise price of $10.00 per share and terminate ten years after the date of grant.

The Company has also granted a total of 40,500 stock options to its employees. Of these, 40,200 were granted on July 15, 2002, 100 were granted on July 17, 2002, and 200 were granted on September 6, 2002. These options will vest 30% at the end of three years, 30% at the end of four years, and 40% at the end of five years. Years will be measured from the grant dates. The options have an exercise price of $10.00 per share and terminate ten years after the date of grant.

A summary of the status of the Company's stock options as of December 31, 2003 and 2002, and changes during each year is presented below:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	105,201	$	-	$ -
Granted	-		105,201	10.00
Exercised	-		-	-
Forfeited	-		-	-
Outstanding at end of year	105,201		105,201	

There were 25,880 options exercisable at December 31, 2003.

NOTE 14 - LOSS PER SHARE

Basic loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock warrants and stock options. There were no dilutive common share equivalents outstanding during 2003 and 2002 due to the net loss; therefore, basic loss per share and diluted earnings per share were the same.

	2003	2002
Net loss per share - basic computation:		
Net loss to common shareholders	$ (1,211,112)	$ (632,504)
Average common shares outstanding - basic	1,427,303	693,427
Basic loss per share	$ (0.85)	$ (0.91)

NOTE 15 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Bank's financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2003, the most recent notification from the Bank's primary regulator categorized it as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's category.

NOTE 15 - REGULATORY MATTERS - *continued*

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2003 and 2002.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
Total capital (to risk-weighted assets)	$ 8,019,000	14.24%	$ 4,504,800	8.00%	$ 5,631,000	10.0%
Tier 1 capital (to risk-weighted assets)	7,314,000	12.99	2,252,400	4.00	3,378,600	6.00
Tier 1 capital (to average assets)	7,314,000	14.33	2,041,000	4.00	2,551,300	5.00
December 31, 2002						
Total capital (to risk-weighted assets)	$ 7,315,000	42.82%	$ 1,337,040	8.00%	$ 1,671,300	10.00%
Tier 1 capital (to risk-weighted assets)	7,163,000	41.93	668,520	4.00	1,002,780	6.00
Tier 1 capital (to average assets)	7,163,000	23.18	1,236,200	4.00	1,545,250	5.00

The Federal Reserve has similar requirements for bank holding companies. The Company is not currently subject to these requirements because the Federal Reserve applies its guidelines on a bank-only basis for bank holding companies with less than $150,000,000 in consolidated assets.

NOTE 16 - UNUSED LINES OF CREDIT

As of December 31, 2003, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $2,250,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. As of December 31, 2003, we had drawn $533,000 on this line of credit. The Company also has a line of credit to borrow funds from the Federal Home Loan Bank up to 10% of the Bank's total assets, which totaled $6,118,000 as of December 31, 2003. As of December 31, 2003, the Bank had not drawn any advances on this line.

NOTE 17 - RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

The ability of Carolina National Corporation to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. However, there are restrictions on the ability of the Bank to transfer funds to Carolina National Corporation in the form of cash dividends, loans, or advances. The approval of the Office of the Comptroller of the Currency is required to pay dividends in excess of the Bank's net profits (as defined) for the current year plus retained net profits (as defined) for the preceding two years, less any required transfers to surplus. As of December 31, 2003 and 2002, the Bank had no retained earnings available for dividends.

NOTE 18 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities.

Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following table summarizes the Company's off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
	2003	2002
Commitments to extend credit	$ 16,768,802	$ 5,526,127
Standby letters of credit	$ 10,000	$ -

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Investment Securities - The fair values of securities held to maturity equal the carrying amounts, which are the quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

Loans receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Federal Funds Purchased - Federal funds purchased are for a term of one day, and the carrying amount approximates the fair value.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance-Sheet Financial Instruments - The carrying amount for loan commitments and standby letters of credit which are off-balance-sheet financial instruments approximates the fair value since the obligations are typically based on current market rates.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2003		2002	
Financial Assets:	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and due from banks	$ 2,459,441	$ 2,459,441	$ 970,326	$ 970,326
Federal funds sold	-	-	14,798,000	14,798,000
Securities held to maturity	3,302,131	3,306,188	5,373,101	5,377,718
Nonmarketable equity securities	315,500	315,500	270,500	270,500
Loans receivable	55,030,473	55,098,669	10,144,579	10,150,508
Accrued interest receivable	217,064	217,064	103,023	103,023
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	$ 30,426,907	$ 30,426,907	$ 9,018,074	$ 9,018,074
Certificates of deposit and other time deposits	20,218,749	20,273,043	11,133,553	11,337,959
Federal funds purchased	533,000	533,000	-	-
Accrued interest payable	97,181	97,181	19,892	19,892
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 16,768,802	$ 16,768,802	$ 5,526,127	$ 5,526,127
Standby letters of credit	$ 10,000	$ 10,000	$ -	$ -

NOTE 20 - CAROLINA NATIONAL CORPORATION (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for Carolina National Corporation (Parent Company Only).

Condensed Balance Sheets

	December 31, 2003	December 31, 2002
Assets		
Cash	$ 1,003,256	$ 4,745,836
Investment in banking subsidiary	8,657,062	7,882,041
Loans receivable	1,747,109	-
Less allowance for loan losses	27,718	-
Loans, net	1,719,391	-
Other assets	4,011	-
Total assets	$ 11,383,720	$ 12,627,877
Liabilities and shareholders' equity		
Other liabilities	$ 955	$ 34,000
Shareholders' equity	11,382,765	12,593,877
Total liabilities and shareholders' equity	$ 11,383,720	$ 12,627,877

Condensed Statements of Operations
For the years ended December 31, 2003 and 2002

	2003	2002
Income	$ 48,736	$ 16,368
Expenses		
Other expenses	34,869	-
Income (loss) before income taxes and equity in undistributed losses of banking subsidiary	13,867	16,368
Income tax benefit	-	-
Equity in undistributed losses of banking subsidiary	(1,224,979)	(648,872)
Net loss	$ (1,211,112)	$ (632,504)

NOTE 20 - CAROLINA NATIONAL CORPORATION (PARENT COMPANY ONLY) - *continued*

Condensed Statements of Cash Flows
For the years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (1,211,112)	$ (632,504)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Provision for loan losses	27,718	-
Increase (decrease) in other assets	(4,011)	53,957
Equity in undistributed losses of banking subsidiary	1,224,979	648,872
Pre-opening expenses transferred to the Bank	-	769,087
(Decrease) increase in other liabilities	(33,045)	(38,499)
Net cash provided (used) by operating activities	4,529	800,913
Cash flows from investing activities:		
Purchase of Bank stock	$ (2,000,000)	$ (9,300,000)
Net increase in loans	(1,747,109)	-
Net cash used by operating activities	(3,747,109)	(9,300,000)
Cash flows from financing activities:		
Earned deferred stock	-	6,700
Issuance of common stock, net of direct costs	-	13,134,796
Redemption of stock	-	-
Net cash provided by financing activities	-	13,141,496
Net (decrease) increase in cash and cash equivalents	(3,742,580)	4,642,409
Cash and cash equivalents, beginning of year	4,745,836	103,427
Cash and cash equivalents, end of year	$ 1,003,256	$ 4,745,836

CAROLINA NATIONAL CORPORATION

CORPORATE DATA

ANNUAL MEETING:

The Annual Meeting of Shareholders of Carolina National Corporation, will be held at 11:00 a.m. on May 3, 2004 at the Adams Mark Hotel, 1200 Hampton Street, Columbia, South Carolina.

CORPORATE OFFICE:

1350 Main Street
Columbia, South Carolina 29201
Phone (803) 779-0411
Fax (803) 779-0722

CORPORATE COUNSEL:

Haynsworth Sinkler Boyd, P.A.
1201 Main Street, Suite 2200
Post Office Box 11889
Columbia, South Carolina 29211

STOCK TRANSFER AGENT:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

INDEPENDENT AUDITORS:

Elliott Davis, LLC
1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, South Carolina 29202

STOCK INFORMATION:

The Common Stock of Carolina National Corporation is not listed on any exchange. In 2002, Carolina National Corporation sold an aggregate of 1,292,303 shares of its common stock for $10.00 per share in two public offerings. Since completion of the offerings, trading of the common stock has been limited and sporadic, and management is not aware of the prices at which all shares of stock have been traded. The only trades of which the Company is aware were at $11 per share. However, management has not ascertained that these transactions resulted from arm's length negotiations, and, because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock. As of December 31, 2003, there were 1,117 shareholders of record.

The ability of Carolina National Corporation to pay cash dividends is dependent upon receiving cash in the form of dividends from Carolina National Bank & Trust Company. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends. All of the Bank's dividends to the Company are payable only from the undivided profits of the Bank. The Company has not declared or paid dividends since its inception and, to support the Company's continuing need for capital to support anticipated asset growth and market expansion, management does not expect to declare or pay dividends in the near future.

FORM 10-KSB

The Company will furnish copies of the Annual Report on Form 10-KSB free of change upon written request to John Hobbs, Chief Financial Officer, Carolina National Corporation, 1350 Main Street, Columbia, South Carolina 29201. Copies of the Form 10-KSB may also be obtained from the Securities and Exchange Commission's website at www.sec.gov.

CAROLINA NATIONAL CORPORATION

CORPORATE DATA

BOARD OF DIRECTORS

Robert E. Staton, Sr. – Chairman – President of the United Way of South Carolina
Roger B. Whaley - President and Chief Executive Officer of Carolina National Corporation
Charlotte J. Berry- Philanthropist
William P. Cate – Representative of Milliken Forestry Company
Kirkman Finlay, III – Chief Executive Officer of Rising High Natural Bread Company
I.S. Leevy Johnson – Attorney with Johnson, Toal & Battiste, P.A.
Angus B. Lafaye – President of Milliken Forestry Company
R.C. McEntire, Jr. – President of R.C. McEntire & Company, Inc.
C. Whitaker Moore – Real Estate Broker with Coldwell Banker
Leon Joseph Pinner, Jr. – Freelance Broadcaster
Joel A. Smith, III – Dean of the Darla Moore School of Business
William H. Stern – President of Stern & Stern and Associates
Joe E. Taylor, Jr. – President of Southland Log Homes, Inc.

EXECUTIVE OFFICERS OF CAROLINA NATIONAL BANK & TRUST COMPANY

Roger B. Whaley - President and Chief Executive Officer
John W. Hobbs - Senior Vice President and Chief Financial Officer
W. Jack McElveen, Jr. - Senior Vice President and Senior Credit Officer

Carolina National Bank

1350 Main Street
Columbia, SC 29201